Exhibit 99.2

MANAGEMENT’S REPORT

MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Operations Corp. (the “Company”) have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 29, 2012. Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2011.

To meet our responsibility for reliable and accurate financial statements, management has established and monitors internal controls, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have concluded that as of December 31, 2011, our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The consolidated financial statements have been examined by our auditors, Ernst & Young LLP. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements prepared in accordance with International Financial Reporting Standards. The Auditors’ Report outlines the scope of their examination and sets forth their opinion on our financial statements.

The Board of Directors is responsible for approving the consolidated financial statements. The Board fulfills its responsibilities related to financial reporting mainly through the Audit Committee. The Audit Committee consists exclusively of independent directors and includes at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and governance issues and ensures each party is discharging its responsibilities. The Audit Committee has reviewed these financial statements with management and the auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

Myunghuhn Yi	Chang-Koo Kang
President and Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
February 29, 2012

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700 205 - 5th Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholder of Harvest Operations Corp.

We have audited the accompanying consolidated financial statements of Harvest Operations Corp., which comprise the consolidated statement of financial position as at December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Harvest Operations Corp. as at December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Chartered Accountants

February 29, 2012
Calgary Canada

INDEPENDENT AUDITORS’ REPORT

To the Directors and the Shareholder of Harvest Operations Corp.:

We have audited the accompanying consolidated financial statements of Harvest Operations Corp., which comprise the consolidated statement of financial position as at December 31, 2011, and the consolidated statements of comprehensive loss, changes in shareholder’s equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Harvest Operations Corp. as at December 31, 2011, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Comparative Information

Without modifying our opinion, we draw attention to note 27 to the consolidated financial statements which describes that Harvest Operations Corp. adopted International Financial Reporting Standards on January 1, 2011 with a transition date of January 1, 2010. These standards were applied retrospectively by management to the comparative information in these financial statements, including the consolidated statements of financial position as at December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, changes in shareholder’s equity and cash flows for the year ended December 31, 2010, and related disclosures. The financial statements of Harvest Operations Corp. for these periods, were audited by another auditor who expressed an unmodified opinion on those statements on February 29, 2012.

Chartered Accountants
Calgary, Canada
February 29, 2012

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	December 31,	January 1,
(thousands of Canadian dollars)	Notes	2011	2010	2010
Assets
Current assets
Cash and cash equivalents	4	$6,607	$18,906	$-
Accounts receivable and other	23, 26	212,252	213,931	178,662
Inventories	5	60,952	75,517	86,819
Prepaid expenses		18,526	55,071	15,551
Risk management contracts	23	20,162	1,007	-
		318,499	364,432	281,032
Non-current assets
Long-term deposit	25	24,925	30,603	-
Investment tax credits and other		53,994	44,339	2,177
Deferred income tax asset	20	-	1,633	-
Exploration and evaluation assets	6	74,517	59,554	36,034
Property, plant and equipment	7	5,400,387	4,483,236	4,054,619
Other long-term asset		7,105	-	-
Goodwill	8	404,943	404,943	404,943
		5,965,871	5,024,308	4,497,773
Total assets		$6,284,370	$5,388,740	$4,778,805

Liabilities
Current liabilities
Bank loan	10, 23	$-	$-	$428,017
Accounts payable and accrued liabilities	26	464,148	360,487	205,378
Current portion of convertible debentures	12	107,146	-	182,806
Current portion of senior notes	11	-	-	42,921
Current portion of decommissioning liabilities	9	12,782	16,672	11,710
Risk management contracts	23	-	7,553	2,052
		584,076	384,712	872,884
Non-current liabilities
Bank loan	10, 23	355,575	11,379	-
Convertible debentures	12	634,921	745,257	748,261
Senior notes	11, 23	495,674	482,389	222,456
Decommissioning liabilities	9	674,522	646,347	555,776
Post-employment benefit obligations	21	25,958	20,365	17,453
Deferred credits and other		5,093	293	357
Deferred income tax liability	20	54,907	81,143	142,105
		2,246,650	1,987,173	1,686,408
Total liabilities		2,830,726	2,371,885	2,559,292

Shareholder’s equity
Shareholder’s capital	13	3,860,786	3,355,350	2,422,688
Deficit		(388,995)	(284,338)	(203,175)
Accumulated other comprehensive loss	22	(18,147)	(54,157)	-
Total shareholder’s equity		3,453,644	3,016,855	2,219,513
Total liabilities and shareholder's equity		$6,284,370	$5,388,740	$4,778,805

Commitments and contingencies [Note 25]

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31,

(thousands of Canadian dollars)	Notes	2011	2010

Petroleum, natural gas, and refined products sales		$4,526,321	$4,112,961
Royalties		(195,452)	(154,757)
Revenues	15	4,330,869	3,958,204

Expenses
Purchased products for processing and resale		3,055,236	2,893,805
Operating	16	576,131	481,233
Transportation and marketing		35,919	15,760
General and administrative	16	62,568	47,067
Depletion, depreciation and amortization		626,698	553,732
Exploration and evaluation	6	18,289	3,300
Gains on disposition of property, plant and equipment		(7,883)	(741)
Finance costs	17	109,127	100,808
Risk management contracts gains	23	(6,746)	(550)
Foreign exchange gains	18	(3,986)	(3,399)
Impairment on property, plant and equipment	7	-	13,661
Loss before income tax		(134,484)	(146,472)

Income tax recovery	20	(29,827)	(65,309)
Net loss		(104,657)	(81,163)

Other comprehensive income (loss)
Gains (losses) on derivatives designated as cash flow hedges, net of tax	22, 23	19,421	(5,020)
Gains (losses) on foreign currency translation	22	21,480	(45,920)
Actuarial loss, net of tax	21, 22	(4,891)	(3,217)
Comprehensive loss		$(68,647)	$(135,320)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

				Accumulated
				Other	Total
		Shareholder’s		Comprehensive	Shareholder’s
(thousands of Canadian dollars)	Notes	Capital	Deficit	Loss	Equity

Balance at December 31, 2010		$3,355,350	$(284,338)	$(54,157)	$3,016,855
Issue of share capital for cash	3, 13	505,436	-	-	505,436
Gains on derivatives designated as cash flow hedges, net of tax	22	-	-	19,421	19,421
Gains on foreign currency translation	22	-	-	21,480	21,480
Actuarial loss, net of tax	21, 22	-	-	(4,891)	(4,891)
Net loss		-	(104,657)	-	(104,657)
Balance at December 31, 2011		$3,860,786	$(388,995)	$(18,147)	$3,453,644

Balance at January 1, 2010		$2,422,688	$(203,175)	$-	$2,219,513
Issue of share capital for cash	13	932,662	-	-	932,662
Losses on derivatives designated as cash flow hedges, net of tax	22	-	-	(5,020)	(5,020)
Losses on foreign currency translation	22	-	-	(45,920)	(45,920)
Actuarial loss, net of tax	21, 22	-	-	(3,217)	(3,217)
Net loss		-	(81,163)	-	(81,163)
Balance at December 31, 2010		$3,355,350	$(284,338)	$(54,157)	$3,016,855

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,

(thousands of Canadian dollars)	Notes	2011	2010
Cash provided by (used in)
Operating Activities
Net loss for the period		$(104,657)	$(81,163)
Items not requiring cash
Depletion, depreciation and amortization		626,698	553,732
Accretion of decommissioning liabilities	9, 17	23,551	22,685
Unrealized gains on risk management contracts	23	(746)	(2,358)
Unrealized (gains) losses on foreign exchange	18	2,555	(1,875)
Non-cash interest income		(652)	(7,029)
Unsuccessful exploration and evaluation costs	6	17,757	2,858
Impairment of property, plant and equipment	7	-	13,661
Gains on disposition of property, plant and equipment		(7,883)	(741)
Deferred income tax recovery	20	(29,880)	(65,097)
Other non-cash items		4,795	(1,093)
Realized foreign exchange gain on senior note redemptions		-	(6,438)
Settlement of decommissioning liabilities	9	(22,110)	(20,257)
Change in non-cash working capital	19	51,061	32,299
		560,489	439,184
Financing Activities
Issue of common shares, net of issue costs	3,13	505,436	558,493
Bank borrowing (repayments), net		343,315	(416,743)
Issue of seniors notes, net of issue costs	11	-	495,935
Redemptions of senior notes	11	-	(256,931)
Redemptions of convertible debentures	12	-	(180,193)
Change in non-cash working capital	19	-	1,952
		848,751	202,513
Investing Activities
Business acquisitions	3	(509,829)	(145,144)
Additions to property, plant and equipment	7	(966,741)	(428,085)
Additions to exploration and evaluation	6	(50,883)	(46,997)
Additions to other long term assets		(7,413)	-
Property dispositions (acquisitions), net		4,474	(30,513)
Change in non-cash working capital	19	108,747	22,503
		(1,421,645)	(628,236)

Change in cash and cash equivalents		(12,405)	13,461

Effect of exchange rate changes on cash and cash equivalents		106	5,445

Cash and cash equivalents, beginning of year		18,906	-

Cash and cash equivalents, end of year		$6,607	$18,906

Interest paid		$75,858	$66,917
Income tax paid (received), net		$53	$(212)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and December 31, 2010
(amounts in thousands of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an integrated energy company with petroleum and natural gas operations focused on the operation and further development of assets in western Canada (“Upstream”) and a medium gravity sour crude hydrocracking refinery and retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“Downstream”). Harvest’s Downstream business operates under its wholly owned subsidiary, North Atlantic Refining Limited (“North Atlantic”).

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on February 29, 2012.

Harvest’s principal place of business is located at 2100, 330 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0L4.

2.	Basis of Presentation and Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Prior to January 1, 2011, Harvest reported its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants. Effective January 1, 2011, the Company commenced reporting under IFRS. In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

Subject to certain transition elections disclosed in note 27, Harvest has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented. Note 27 discloses the impact of the transition to IFRS on the Company's reported financial position, operating results and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 reported under Canadian GAAP. Comparative figures for 2010 in these consolidated financial statements have been restated to give effect to these changes.

(a) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held for trading financial assets and derivative financial instruments, which are measured at fair value.

(b) Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to U.S. $ are to United States dollars.

(c) Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

CONSOLIDATED FINANCIAL STATEMENTS

(i)	Reserves

The provision for depletion and depreciation of Upstream assets is calculated on the unit-of- production method based on proved developed reserves. As well, reserve estimates impact net income through the application of impairment tests. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and property, plant and equipment (“PP&E”).

The process of estimating reserves is complex and requires significant judgments based on available geological, geophysical, engineering and economic data. In the process of estimating the recoverable oil and natural gas reserves and related future net cash flows, Harvest incorporates many factors and assumptions, such as:

expected reservoir characteristics based on geological, geophysical and engineering assessments;

future production rates based on historical performance and expected future operating and investment activities;

future commodity prices and quality differentials;

discount rates; and

future development costs.

On an annual basis, the Company engages qualified, independent reserve evaluators to evaluate Harvest’s reserve data.

(ii)	Impairment of long-lived assets

Long-lived assets (goodwill, PP&E and exploration and evaluation assets) are aggregated into cash-generating units (“CGUs”) based on their ability to generate largely independent cash flows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment; product type, internal operational teams, geology and geography were key factors considered when grouping Harvest’s oil and gas assets into the CGUs.

PP&E is tested for impairment when indications of impairment exist. PP&E impairment indicators include decreases in commodity prices, production, reserves and operating results, cost overruns and construction delays. E&E impairment indicators include expiration of the right to explore and cessation of exploration in specific areas, lack of potential for commercial viability and technical feasibility and when E&E costs are not expected to be recovered from successful development of an area. The determination of whether such indicators exist requires significant judgment.

The recoverable amounts of CGUs and individual assets are determined based on the higher of value-in-use calculations and estimated fair values less costs to sell. To determine the recoverable amounts, Harvest uses reserve estimates and future commodity prices for the Upstream operations and expected future refining margins and capital spending plans for the Downstream operations. The estimates of future commodity prices, refining margins and discount rates require significant judgments.

(iii)	Exploration and evaluation (“E&E”) assets

The decision to transfer assets from E&E to PP&E is dependent on the technical feasibility and commercial viability of the related E&E projects. Such decision is subject to management’s judgment and use of estimates such as reserves, future commodity prices and discount rates.

(iv)	Decommissioning liabilities

In the determination of decommissioning liabilities, management is required to make a significant number of estimates and assumptions with respect to activities that will occur in the future including the ultimate settlement amounts, inflation factors, risk-free discount rates, timing of settlement, emergence of new restoration techniques and expected changes in legal, regulatory, environmental and political environments. The decommissioning liabilities also result in an increase to the carrying cost of the related PP&E. The obligation accretes to a higher amount with the passage of time as it is determined using present values. A change in any one of the assumptions could impact the estimated future obligation and in return, net income and PP&E.

CONSOLIDATED FINANCIAL STATEMENTS

(v)	Employee benefits

Harvest’s Downstream operations maintains a defined benefit pension plan and provides certain post-retirement health care benefits, which cover the majority of its Downstream employees and their surviving spouses. An independent actuary determines the costs of the Company’s employee future benefit programs using certain management assumptions and estimates such as, the expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, employee turnover, discount rates and return on plan assets. The obligation and expense recorded related to Harvest’s employee future benefit plans could increase or decrease if there were to be a change in these estimates.

The Company also maintains a long-term incentive plan which is a performance-based program. As a result, the compensation costs accrued for the plan are subject to the estimation of what the ultimate payout will be and are subject to management’s judgment as to whether or not the performance criteria will be met.

(vi)	Consideration transferred

Business acquisitions are accounted for using the acquisition method. Under this method, the consideration transferred is allocated to the assets acquired and the liabilities assumed based on the fair values at the time of the acquisition. In determining the fair value of the assets and liabilities, Harvest is often required to make assumptions and estimates, such as reserves, future commodity prices, future refining margins, fair value of undeveloped land, discount rates, decommissioning liabilities and possible outcome of any assumed contingencies. Changes in any of these assumptions would impact amounts assigned to assets and liabilities and goodwill in the consideration transferred allocation and as a result, future net income.

(vii)	Risk management contracts

Derivative risk management contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. Changes in any of these assumptions would impact fair value of the risk management contracts and as a result, future net income and other comprehensive income. For risk management contracts designated as hedges, changes in the above mentioned assumptions may impact hedge effectiveness assessment and Harvest’s ability to continue applying hedge accounting.

(viii)	Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which Harvest and its subsidiaries operate are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex, and requires making certain estimates and assumptions.

Harvest recognizes the net deferred tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

(ix)	Contingencies

Contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

CONSOLIDATED FINANCIAL STATEMENTS

Significant Accounting Policies

(a)	Consolidation

These consolidated financial statements include the accounts of Harvest and its subsidiaries. All inter- entity transactions and balances have been eliminated upon consolidation. Subsidiaries are fully consolidated from the date of acquisition, being the date on which Harvest obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as Harvest, using consistent accounting policies.

Harvest conducts substantially all of its Upstream petroleum and natural gas production activities through jointly controlled assets. The consolidated financial statements reflect only Harvest’s proportionate interest in such activities.

(b)	Revenue Recognition

Revenues associated with the sale of crude petroleum, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain. Revenues for retail services are recorded when the services are provided. Revenues are measured at the fair value of the consideration received or receivable.

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. Prices are set biweekly using a price adjustment formula based on an allowable premium with an interruption formula. The full effect of rate regulation is reflected in the product sales revenue.

(c)	Inventories

Inventories are carried at the lower of cost or net realizable value. The costs of inventory are determined using the weighted average cost method. The valuation of inventory is reviewed at the end of each month. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed. The reversal is limited to the amount of the original write-down. The costs of parts and supplies inventories are determined under the average cost method.

(d)	Property, Plant, and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets

(i) Upstream

Exploration and evaluation expenditures

Prior to acquiring the legal rights to explore an area, all costs are charged directly to the statement of comprehensive loss as E&E expense.

Once the legal rights to explore are acquired, all costs directly associated with the E&E are capitalized. E&E costs are those expenditures incurred for identifying, exploring and evaluating new pools in an area where technical feasibility and commercial viability has not yet been determined. These costs include acquisition of land and mineral leases, geological and geophysical costs, decommissioning costs, E&E drilling, sampling, appraisals and directly attributable general and administrative costs. All such costs are subject to technical, commercial and management review to confirm the continued intent to develop. When this is no longer the case, the costs are charged to net income as E&E expense. When technical feasibility and commercial viability are established, the relevant expenditure is transferred to PP&E after impairment is assessed and any resulting impairment loss is recognized.

E&E assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to CGUs. The impairment of E&E assets, and any eventual reversal thereof, is recognized as E&E expense in the statement of comprehensive loss.

CONSOLIDATED FINANCIAL STATEMENTS

Development and production costs

The Upstream PP&E generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or an area basis (major components). Development costs include property acquisitions, development drilling, completion, gathering and infrastructure, decommissioning costs and transfers of E&E assets.

Major capital maintenance projects are capitalized but general maintenance and repair costs are charged against income. All other expenditures are recognized in net income as incurred. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of PP&E are recognized in net income as incurred.

Depletion, Depreciation and Amortization

Costs accumulated within each major component of PP&E are depleted using the unit-of- production method by reference to the ratio of production in the period to the related proved developed reserves. Costs of major development projects are excluded from the costs subject to depletion until they are available for use.

Corporate and administrative assets are depreciated on a straight-line basis over the individual assets’ useful lives.

Disposal of assets

Gains and losses on disposal of an item of PP&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E and are recognized in the period of disposal.

For exchanges that involve only unproven properties, the exchange is accounted for at cost. Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance if neither the fair value of the assets given up nor the assets received can be reliably estimated.

(ii)	Downstream

PP&E related to the refining assets are recorded at cost. General maintenance and repair costs are expensed as incurred. Major replacements and capital maintenance projects such as turnaround costs are capitalized. Improvements that increase or prolong the service life or capacity of an asset are capitalized. Any gains or losses on disposal of individual assets are recognized in the year of disposal.

Depreciation

When significant parts of an item of PP&E have different useful lives, they are accounted for as separate items (major components). Depreciation of recorded cost less the residual value is provided on a straight-line basis over the estimated useful life of the major components as set out below.

Asset	Period
Refining and production plant:
Processing equipment	5 – 35 years
Structures	15 – 20 years
Catalysts and turnarounds	2 – 8 years
Tugs	25 years
Vehicles	2 – 7 years
Office and computer equipment	3 – 5 years

(iii)	Impairment of Property, Plant and Equipment and Exploration and Evaluation Assets

Harvest assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, Harvest estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, an impairment test is performed at the CGU level. A CGU is a group of assets that Harvest aggregates based on their ability to generate largely independent cash flows.

CONSOLIDATED FINANCIAL STATEMENTS

Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To determine value-in-use, the Company estimates the present value of the future net cash flows expected to derive from the continued use of the asset or CGU. Discount rates that reflect the market assessments of the time value of money and the risks specific to the asset or CGU are used. In determining fair value less costs to sell, discounted cash flows and recent market transactions are taken into account, if available. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses are recognized in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of a CGU are allocated to reduce the carrying amount of the assets in the unit on a pro rata basis.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been an improvement in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the net income.

(e)	Capitalized interest

Interest on major development projects is capitalized until the project is complete using the weighted- average interest rate on all of Harvest’s borrowings. Capitalized interest is limited to the actual interest incurred.

(f)	Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition including any contingent consideration, is measured as the aggregate of the consideration transferred at acquisition date fair value. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Any excess of the consideration transferred over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the consideration transferred below the fair value of the net assets acquired is recorded as a gain in net income. Associated transaction costs are expensed when incurred.

Those petroleum reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. The fair value of oil and natural gas interests is estimated with reference to the discounted cash flows expected to be derived from oil and natural gas production based on reserve estimates. The risk-adjusted discount rate is specific to the asset with reference to general market conditions.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to groups of CGUs that are expected to benefit from the combination. Goodwill is carried at cost less impairment and is not amortized.

An impairment loss in respect of goodwill is not reversed. Goodwill is assessed for impairment annually at year-end or more frequently if events occur that could result in impairment. The recoverable amount is determined by calculating the recoverable amount of the group of CGUs goodwill has been allocated to. The excess of the carrying value of goodwill over the recoverable amount is then recognized as impairment and charged to income in the period in which it occurs.

CONSOLIDATED FINANCIAL STATEMENTS

(g)	Provisions

	(i)	General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current discount rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

	(ii)	Decommissioning Liabilities

Harvest recognizes the present value of any decommissioning liabilities as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a risk-free rate to estimate the present value of the expenditure required to settle the present obligation at the reporting date. The associated decommissioning costs are capitalized as part of the carrying amount of the related asset and the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligation are charged against the decommissioning liabilities.

	(iii)	Contingencies

A contingency is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable.

(h)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in net income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax liabilities and assets are generally not recognized for temporary differences arising on:

investments in subsidiaries and associates and interests in joint ventures;

the initial recognition of goodwill; or

the initial recognition of an asset or liability in a transaction which is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, and Harvest intends to settle current tax liabilities and assets on a net basis.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CONSOLIDATED FINANCIAL STATEMENTS

(i)	Post-Employment Benefits

Harvest’s Downstream operations maintains a defined benefit plan and provides certain post-retirement health care benefits, which cover the majority of its employees and their surviving spouses. The cost of providing the defined pension benefits and other post-retirement benefits is actuarially determined using the projected unit credit method reflecting management’s best estimates of discount rates, rate of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs. Post-employment benefit expense includes the cost of benefits earned during the current year, the interest cost on the obligations and the expected return on plan assets.

Pension plan assets are measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the balance sheet. Actuarial gains or losses are recognized in other comprehensive income immediately.

(j)	Currency Translation

Foreign currency-denominated transactions are translated to the respective functional currencies of Harvest’s entities at exchange rates at the date of the transactions. Non-monetary items measured at historical cost are not subsequently re-translated. Monetary assets and liabilities denominated in foreign currencies are converted into Harvest’s functional currencies at the exchange rate at the reporting date. Conversion gains and losses on monetary items are included in net income in the period in which they arise.

Harvest’s Downstream operations’ functional currency is the U.S. dollar, while Harvest’s presentation currency is the Canadian dollar. Therefore, the Downstream operations’ assets and liabilities are translated at the period-end exchange rates, while revenues and expenses are translated using monthly average rates. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income as a separate component of shareholder’s equity.

(k)	Financial Instruments

Harvest recognizes financial assets and financial liabilities, including derivatives, on the consolidated statements of financial position when the Company becomes a party to the contract. Financial liabilities are removed from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability. Financial assets are derecognised when (1) the rights to receive cash flows from the assets have expired or (2) the Company has transferred its rights to receive cash flows from the assets or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the assets, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the asset.

The Company initially measures all financial instruments at fair value. Subsequent measurement of the financial instruments is based on their classification. Financial assets are classified into the following categories: held for trading, available for sale, held-to-maturity investments and loans and receivables. Financial liabilities are classified as held for trading or other financial liabilities.

Financial assets and financial liabilities classified as held for trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as either held-to- maturity or loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair values with changes in those fair values recognized in other comprehensive income.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred. For transaction costs that are directly attributable to the acquisition or issuance of financial instruments not classified as held for trading, they are included in the costs of the financial instruments upon initial recognition.

Harvest assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired, as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

CONSOLIDATED FINANCIAL STATEMENTS

(l)	Hedges

Harvest uses derivative financial instruments such as foreign currency contracts and financial commodity contracts to hedge its foreign currency risks and commodity price risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recorded in net income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

At the inception of a hedge relationship, Harvest formally designates and documents the hedge relationship to which the Company intends to apply hedge accounting. The designation document includes the risk management objective and strategy for undertaking the hedge, the identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the hedge effectiveness. Upon designation and at each reporting date, Harvest assesses hedge effectiveness by comparing the changes in the hedging instrument’s fair value or cash flows and the changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Only if such hedges are highly effective in achieving offsetting changes in fair value or cash flows will Harvest continue to apply hedge accounting.

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income, while any ineffective portion is recognized immediately in net income. Amounts recognized in other comprehensive income are transferred to the statement of comprehensive loss when the hedged transaction affects net income, such as when the hedged forecasted transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized in other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognized in other comprehensive income is transferred to net income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gains or losses previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction affects net income.

(m)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and investments with a maturity date of three months or less and are recorded at fair value.

(n)	Investment Tax Credits

Harvest is entitled to certain investment tax credits on qualifying manufacturing capital expenditures relating to its Downstream operations. These credits are recorded as a reduction of the cost of the related asset. The benefits are recognized when the Company has complied with the terms and conditions of applicable tax legislation provided there is reasonable assurance of realization.

(o)	Leases

Leases or other arrangements entered into for the use of an asset are classified as either finance or operating leases. Finance leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the shorter of the estimated useful life of the assets and the lease term. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

(p)	Recent Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company.

CONSOLIDATED FINANCIAL STATEMENTS

On January 1, 2015, Harvest will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Restatement of comparative period financial statements is not required upon initial application; however, modified disclosures on transition from the classification and measurement requirements of IAS 39 to IFRS 9 are required. Harvest is in the process of determining the potential impact of the adoption of this new standard.

In May 2011, the IASB issued the following new standards, which are effective for annual periods beginning on or after January 1, 2013:

IFRS 10, “Consolidated Financial Statements”, replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and a portion of IAS 27. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 requires retrospective application and early adoption is permitted.

IFRS 11, “Joint Arrangements”, focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case) and requires a single method to account for interests in jointly controlled entities (equity method). This standard requires retrospective application and early adoption is permitted.

IFRS 12, “Disclosure of Interest in Other Entities”, is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structure entities and other off balance sheet interests. IFRS 12 requires retrospective application and early adoption is permitted.

IFRS 13, “Fair Value Measurement”, provides a consistent definition of fair value, establishes a single framework for determining fair value and introduces requirements for disclosures related to fair value measurement. IFRS 13 applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted.

Harvest is assessing the potential financial statement impact from adopting these new standards.

On June 16, 2011, the IASB issued an amendment to IAS 19, “Employee Benefits”, which changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The new standard is required to be adopted for periods beginning on or after January 1, 2013. Harvest is currently assessing the financial statement impact of the new standard.

The IASB issued an amendment to IAS 1, “Presentation of Financial Statements” on June 16, 2011, which requires separating items presented in other comprehensive income between those that are recycled to income and those that are not. The standard is required to be adopted for periods beginning on or after July 1, 2012. The adoption of this standard should not have a material impact on the Company’s consolidated financial statements.

In December 2011, the IASB issued amendments to IFRS 7 “Financial Instruments: Disclosures” and IAS 32, “Financial Instruments: Presentation” to clarify the current offsetting model and develop common disclosure requirements. Amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. Retrospective application is required and early adoption is permitted. Amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Retrospective application is required. Harvest is currently assessing the financial statement impact of the new standard.

CONSOLIDATED FINANCIAL STATEMENTS

3.	Acquisitions

a) Hunt Acquisition

On February 28, 2011, Harvest acquired certain petroleum and natural gas assets of Hunt Oil Company of Canada, Inc. and Hunt Oil Alberta, Inc. (collectively “Hunt”) for total cash consideration of $511.0 million. KNOC provided $505.4 million of equity to fund the acquisition and acquisition costs were $1.3 million (2010 - $0.1 million) for the year ended December 31, 2011. An additional $25 million is payable to Hunt in the event that Canadian natural gas prices exceed certain pre-determined levels in 2012. This potential payable is considered contingent consideration and is required to be fair valued. Based on forecast gas prices, the probability of incurring this payment was assessed as low; as such no fair value was assigned on the allocation of consideration transferred. The Company’s assessment of this contingent liability remained the same at December 31, 2011 whereby no provision was recorded.

Hunt reimbursed Harvest for costs associated with restoring production as well as the lost revenues net of operating costs relating to certain properties between October 1, 2010 and April 3, 2011, when production was resumed. A portion of the reimbursement could have reverted to Hunt if the future net revenue earned by Harvest during the six months after April 3, 2011 exceeded the reimbursed amount. Subsequent to the six-month period, it was agreed that no refund of the reimbursement was necessary.

The acquisition was accounted for as a business combination. The fair values of identifiable assets and liabilities, including interim adjustments as at the date of acquisition were:

Property, plant and equipment	$530,946
Evaluation and exploration assets	18,627
Decommissioning liabilities	(38,030)
Other liabilities	(500)
Cash consideration	$511,043

The final review of the fair value of the purchase price allocation was completed at December 31, 2011.

From the date of acquisition, the Hunt assets have contributed $133.0 million of revenue and $96.6 million to Harvest’s earnings before depletion and income tax in 2011. If the acquisition had been completed on the first day of 2011, Harvest’s revenues for the year ended December 31, 2011 would have been $14.6 million higher and the earnings before depletion and income tax would have been $7.4 million higher.

b) Petroleum and Natural Gas Assets

On September 30, 2010, Harvest acquired certain petroleum and natural gas assets including the remaining 40% interest in an operating partnership for total cash consideration of $144.2 million. The acquisition was accounted for as a business combination and acquisition costs were $0.2 million (2010 - $0.3 million) for the year ended December 31, 2011. The fair values of identifiable assets and liabilities as at the date of acquisition were:

Property, plant and equipment	$ 166,966
Evaluation and exploration assets	587
Decommissioning liabilities	(18,358)
Deferred tax liabilities	(5,032)
Total cash consideration	$ 144,163

The assets have contributed $8.4 million of revenue and $6.0 million to Harvest’s earnings before depletion and income tax from the date of acquisition to December 31, 2010. If the acquisition had been completed on the first day of 2010, Harvest’s revenues for the year would have been $27.1 million higher and the earnings before depletion and income tax would have been $16.6 million higher.

The final statement of adjustments was received in 2011 and as a result, the property, plant and equipment balance decreased as compared to the provisional value by an immaterial amount. Therefore the 2010 comparative financial statements were not restated. The decrease in depletion, depreciation and amortization as a result of the revised property, plant and equipment balance was also not material.

CONSOLIDATED FINANCIAL STATEMENTS

4.	Cash and Cash Equivalents

	December 31, 2011	December 31, 2010	January 1, 2010
Cash on hand and at banks	$6,607	$7,906	$-
Short-term deposits	-	11,000	-
	$6,607	$18,906	$-

5.	Inventories

	December 31, 2011	December 31, 2010	January 1, 2010
Petroleum products
Upstream – pipeline fill	$1,325	$1,010	$1,183
Downstream	56,298	70,586	81,240
Total petroleum product inventory	57,623	71,596	82,423
Parts and supplies	3,329	3,921	4,396
	$60,952	$75,517	$86,819

For the year ended December 31, 2011, Harvest recognized net inventory impairments of $2.5 million (2010 - $2.4 Million) in its Downstream operations. Such write-downs and recoveries amounts are included as costs in “purchased products for processing and resale” in the consolidated statements of comprehensive loss.

6.	Exploration and Evaluation Assets (“E&E”)

As at January 1, 2010	$36,034
Additions	46,997
Acquisition	-
Dispositions	(971)
Unsuccessful exploration and evaluation costs	(2,858)
Transfer to property, plant and equipment	(19,648)
As at December 31, 2010	$59,554
Additions	50,883
Acquisition	18,627
Dispositions	(717)
Unsuccessful exploration & evaluation costs	(17,757)
Transfer to property, plant & equipment	(36,073)
As at December 31, 2011	$74,517

	Year Ended December 31
	2011	2010
Pre-licensing costs	$532	$442
Unsuccessful E&E costs	17,757	2,858
E&E expense	$18,289	$3,300

CONSOLIDATED FINANCIAL STATEMENTS

7.	Property, Plant and Equipment (“PP&E”)

	Upstream	Downstream	Total
Cost:
As at January 1, 2010	$2,940,877	$1,113,742	$4,054,619
Additions	356,788	71,297	428,085
Acquisitions	574,941	-	574,941
Change in decommissioning liabilities	71,838	2,407	74,245
Transfers from E&E	19,648	-	19,648
Exchange adjustment	-	(63,037)	(63,037)
Disposals	63	(49)	14
Investment tax credits	-	(42,475)	(42,475)
As at December 31, 2010	3,964,155	1,081,885	5,046,040
Additions	682,497	284,244	966,741
Acquisitions	533,963	-	533,963
Change in decommissioning liabilities	(18,245)	3,767	(14,478)
Transfers from E&E	36,073	-	36,073
Exchange adjustment	-	36,928	36,928
Disposals	(882)	(18,031)	(18,913)
Investment tax credits	-	(10,187)	(10,187)
As at December 31, 2011	$5,197,561	$1,378,606	$6,576,167

Accumulated depletion, amortization, depreciation and impairment losses:
As at January 1, 2010	$-	$-	$-
Depreciation, depletion and amortization	470,641	83,091	553,732
Impairment	13,661	-	13,661
Exchange adjustment	-	(4,589)	(4,589)
As at December 31, 2010	484,302	78,502	562,804
Depreciation, depletion and amortization	535,384	91,006	626,390
Disposals	-	(18,031)	(18,031)
Exchange adjustment	-	4,617	4,617
As at December 31, 2011	$1,019,686	$156,094	$1,175,780

Net Book Value:
As at December 31, 2011	$4,177,875	$1,222,512	$5,400,387
As at December 31, 2010	$3,479,853	$1,003,383	$4,483,236
As at January 1, 2010	$2,940,877	$1,113,742	$4,054,619

General and administrative costs of $22.2 million (2010 - $14.6 million) and interest of $4.5 million (2010 - $0.4 million) have been capitalized in Upstream PP&E for the year ended December 31, 2011. Interest of $4.1 million (2010 - $nil) have been capitalized in Downstream PP&E during the year ended December 31, 2011. Capitalized interest measured using a weighted average interest rate of 6.65% (2010 - 6.50%) arose from the BlackGold oil sands project (“BlackGold”) and Downstream debottlenecking project.

At December 31, 2011 the following costs were excluded from the asset base subject to depreciation, depletion and amortization: Downstream major parts inventory of $7.5 million (2010 - $6.8 million), Downstream assets under construction of $102.5 million (2010 - $68.8 million) and Upstream BlackGold oil sands project assets of $497.2 million (2010 - $385.3 million). For the year ended December 31, 2011, an investment tax credit of $10.2 million (2010 - $42.5 million) was applied against Downstream assets.

During the year ended December 31, 2011, Harvest recorded an impairment loss of $nil to PP&E. An increase of 50 bps in the pre-tax discount rate would result in an impairment of $38.4 million, while a 10% decrease in gross margin would result in an impairment of $222.3 million in Downstream PP&E. During the year ended December 31, 2010, Harvest recorded a $13.7 million impairment related to certain Upstream properties in Southern Alberta to reflect declining forecasted gas prices which resulted in lower estimated future cash flows using a pre-tax discount rate of 12%. The recoverable amount is based on the assets’ value-in-use, estimated using the net present value of the future cash flow.

CONSOLIDATED FINANCIAL STATEMENTS

8.	Goodwill

Goodwill of $404.9 million (2010 - $404.9 million) has been allocated to the Upstream operating segment. In assessing whether goodwill has been impaired, the carrying amount (including goodwill) is compared with the recoverable amount of the Upstream operating segment. At December 31, 2011, the recoverable amount was determined by using the expected cash flows generated from the projected oil and natural gas production profiles up to the expected dates of cessation of production. The key assumptions required to estimate the recoverable amount are the oil and natural gas prices, production volumes and the discount rate. The values assigned to the key assumptions represent management’s assessment of future trends in the oil and gas industry based on both external and internal sources. A pre-tax discount rate of 10% (and the following forward commodity price estimates) were used in the goodwill impairment calculation:

	WTI Crude
	Oil	AECO Gas	US$/Cdn$
Year	($US/bbl)(1)	($Cdn/Mmbtu)(1)	Exchange Rate(1)
2012	97.50	3.50	0.975
2013	97.50	4.20	0.975
2014	100.00	4.70	0.975
2015	100.80	5.10	0.975
2016	101.70	5.55	0.975
2017	102.70	5.90	0.975
2018	103.60	6.25	0.975
2019	104.50	6.45	0.975
2020	105.40	6.70	0.975
2021	107.60	6.85	0.975
2022	109.70	6.95	0.975
2023	111.90	7.05	0.975
2024	114.10	7.20	0.975
2025	116.40	7.40	0.975
2026	118.80	7.55	0.975
Thereafter(2)	+2%/year	+2%/year	0.975

(1)	Source: McDaniel & Associates Consultants Ltd, effective January 1, 2012.
(2)	Percentage change represents the change in each year after 2026 to the end of the reserve life.

Management believes that currently, there is no reasonably possible change in the key assumptions that would cause the carrying amount of the Upstream operating segment to exceed the recoverable amount.

9.	Decommissioning Liabilities

Harvest’s decommissioning liabilities arise from its net ownership interests in petroleum and natural gas assets including well sites, gathering systems, pipeline, processing facilities and Downstream refining and marketing assets and its legal obligations to retire and reclaim them. Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $1.4 billion at December 31, 2011 (2010 - $1.2 billion), which will be incurred between 2012 and 2072. A risk-free discount rate of 3.0% (2010 - 3.4%) and inflation rate of 1.7% (2010 - 1.7%) were used to calculate the fair value of the decommissioning liabilities. Revisions in decommissioning liabilities in 2011 resulted from changes in the discount rates, estimated abandonment dates and estimated costs, while 2010 revisions resulted from a change in the discount rate. However, actual decommissioning costs will ultimately depend upon future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend upon future oil and gas prices, which are inherently uncertain. A reconciliation of the decommissioning liabilities is provided below:

CONSOLIDATED FINANCIAL STATEMENTS

	Upstream	Downstream	Total
Balance at January 1, 2010	$559,810	$7,676	$567,486
Liabilities assumed on acquisitions	22,393	-	22,393
Liabilities incurred	9,316	-	9,316
Settled during the period	(20,257)	-	(20,257)
Revisions (change in estimate)	58,989	2,407	61,396
Accretion	22,342	343	22,685
Balance at December 31, 2010	652,593	10,426	663,019
Liabilities assumed on acquisitions	38,030	-	38,030
Liabilities incurred	28,382	-	28,382
Settled during the period	(22,110)	-	(22,110)
Revisions (change in estimate)	(46,627)	3,767	(42,860)
Disposals	(708)	-	(708)
Accretion	23,151	400	23,551
Balance at December 31, 2011	$672,711	$14,593	$687,304

Current portion of decommissioning liabilities	$12,782	$-	$12,782
Non-current portion of decommissioning liabilities	659,929	14,593	674,522
Balance at December 31, 2011	$672,711	$14,593	$687,304

10.	Bank Loan

At the time of the purchase of Harvest Energy Trust (“Trust”) by KNOC Canada on December 22, 2009, the Trust had renegotiated a temporary credit facility of $600 million with the maturity date of April 30, 2010. At January 1, 2010, $428 million was drawn under the credit facility. On April 30, 2010, Harvest entered into an amended and extended credit facility maturing April 30, 2013 and the facility was reduced from $600 million to $500 million.

On April 29, 2011, Harvest further extended the term of its credit facility by 2 years to April 30, 2015. Harvest pays a floating interest rate under its credit facility, which is determined by a grid based on the Company’s secured debt (excluding 6 7/8% senior notes and convertible debentures) to earnings before interest, taxes, depletion, amortization and other non-cash items (“EBITDA”). The minimum rate charged on the credit facility was amended on April 29, 2011, decreasing the floating rate from 200 bps to 175 bps over bankers’ acceptance rates, to the extent that Harvest’s secured debt to EBITDA ratio remains below or equal to one.

On December 16, 2011, the credit facility was amended to increase the capacity of the facility from $500 million to $800 million and the minimum rate charged on the credit facility decreased further from 175 bps to 160 bps over bankers’ acceptance rates. The determination of the financial covenants remains unchanged and is disclosed below. At December 31, 2011, Harvest had $358.9 million drawn from the $800 million available under the credit facility (2010 - $14 million).

The credit facility is secured by a first floating charge over all of the assets of Harvest's operating subsidiaries plus a first mortgage security interest on the Downstream operation’s refinery assets. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co- operation and Development and a limitation on the payment of distributions to the shareholder in certain circumstances such as an event of default. The credit facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of secured debt (excluding the 6 7/8% senior notes and convertible debentures) to its EBITDA. In addition to the availability under this facility being limited by the borrowing base covenant of the 6 7/8% senior notes described in note 11, availability is subject to the following quarterly financial covenants as defined in the credit facility agreeement:

CONSOLIDATED FINANCIAL STATEMENTS

		December 31,	December 31,
	Covenant	2011	2010
Secured debt (1) to Annualized EBITDA	3.0 to 1.0 or less	0.73	0.06
Total debt (2) to Annualized EBITDA	3.5 to 1.0 or less	2.72	2.39
Secured debt (1) to Capitalization (3)	50% or less	10%	1%
Total debt (2) to Capitalization (3)	55% or less	36%	31%

(1)

Secured debt consists of letters of credit of $8.7 million (2010 – $2.5 million), bank loan of $355.6 million (2010 - $11.4 million) and guarantees of $92.1 million (2010 - $15.5 million) at December 31, 2011.

(2)	Total debt consists of secured debt, convertible debentures and senior notes.
(3)	Capitalization consists of total debt and shareholder’s equity less equity for BlackGold of $459.9 million at December 31, 2010 and 2011.

For the year ended December 31, 2011 interest charges on the bank loan aggregated to $5.7 million (2010 - $5.7 million) reflecting an effective interest rate of 3.0% (2010 – 3.7%).

11.	Senior Notes

On October 4, 2010, Harvest issued US$500 million of 6 7/8% senior notes for net cash proceeds of US$484.6 million. The senior notes are unsecured with interest payable semi-annually on April 1 and October 1 and mature on October 1, 2017. The senior notes are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries that guarantee the revolving credit facility and every future restricted subsidiary that guarantees certain debt. The notes are redeemable at a redemption price equal to 100% of the principal amount of the notes being redeemed plus a make-whole redemption premium, plus accrued and unpaid interest to the redemption date. Harvest may also redeem the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

There are covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness under the credit facilities may be limited by the borrowing base covenant and certain other specific circumstances. The covenant restricts Harvest’s incurrence of indebtedness under the credit facility in an aggregate principal amount not to exceed the greater of $1.0 billion and 15% of total assets. In addition, the covenants of the senior notes restrict the amount of dividends Harvest can pay to shareholders; no dividends have been paid during the year ended December 31, 2011.

In 2010, Harvest redeemed the US$250 million of 7 7/8% senior notes for total consideration of $256.9 million.

12.	Convertible Debentures

Harvest has four series of convertible unsecured subordinated debentures outstanding. Interest on the debentures is payable semi-annually in arrears in equal installments on dates prescribed by each series.

As a result of KNOC’S acquisition of Harvest Energy Trust, in 2009, the debentures are no longer convertible into units but investors would receive $10.00 for each unit notionally received based on each series conversion rate. Because every series of debentures carry a conversion price that exceeds $10.00 per unit, it is assumed that no investor would exercise their conversion option.

The debentures may be redeemed by Harvest at its option in whole or in part prior to their respective redemption dates. The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period. After the second redemption period, the debentures are redeemable at par. Any redemption will include accrued and unpaid interest at such time.

CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the four series of convertible debentures:

	Interest	Conversion		First redemption	Second redemption
Series	Rate	price / share	Maturity	period	period
D	6.40%	$46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10
E	7.25%	$32.20	Sept. 30, 2013	Oct. 1/09-Sept. 30/10	Oct. 1/10-Sept. 30/11
F	7.25%	$27.25	Feb. 28, 2014	Mar. 1/10-Feb. 28/11	Mar. 1/11-Feb. 29/12
G	7.50%	$27.40	May 31, 2015	Jun. 1/11-May 31/12	Jun. 1/12-May 31/13

The following table summarizes the face value, carrying amount and fair value of the convertible debentures:

	December 31, 2011			December 31, 2010			January 1, 2010
	Face	Carrying	Fair	Face	Carrying	Fair	Face	Carrying	Fair
Series	Value	Amount	Value	Value	Amount	Value	Value	Amount	Value
B	$-	$-	$-	$-	$-	$-	$37,062	$37,562	$37,562
D	106,796	107,146	108,184	106,796	107,544	108,291	174,626	176,460	176,460
E	330,548	333,346	337,159	330,548	334,804	339,142	379,256	385,703	385,703
F	60,050	60,616	61,551	60,050	60,851	61,912	73,222	74,467	74,467
G	236,579	240,959	245,451	236,579	242,058	248,763	250,000	256,875	256,875
	$733,973	$742,067	$752,345	$733,973	$745,257	$758,108	$914,166	$931,067	$931,067

The KNOC acquisition of the Trust triggered the “change of control” provision included within the convertible debentures’ indentures, which required Harvest to make an offer to purchase 100% of the outstanding convertible debentures for cash consideration of 101% of the principal amount thereof plus accrued and unpaid interest. Harvest made these offers on January 20, 2010 and by March 4, 2010 all of the offers had expired. The following redemptions were made:

  Series B – $13.3 million principal amount tendered, with the remaining principal balance of $23.8 million maturing on December 31, 2010

  Series D – $67.8 million principal amount tendered leaving a principal balance of $106.8 million outstanding

  Series E – $48.7 million principal amount tendered leaving a principal balance of $330.5 million outstanding

  Series F – $13.2 million principal amount tendered leaving a principal balance of $60.1 million outstanding

  Series G – $13.4 million principal amount tendered leaving a principal balance of $236.6 million outstanding

13.	Shareholder’s Capital

(a) Authorized

The authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in series.

(b) Number of Common Shares Issued

Outstanding at January 1, 2010	242,268,802
Issued to KNOC at $10.00 per share to fund debt repayment	46,567,852
Issued to KNOC at $10.00 per share for BlackGold consideration [Note 26]	37,416,913
Issued to KNOC at $10.00 per share for BlackGold project development	4,700,000
Issued to KNOC at $10.00 per share for BlackGold project development	3,868,600
Issued to KNOC at $10.00 per share for KNOC Global Technology and Research centre	712,880
Outstanding at December 31, 2010	335,535,047
Issued to KNOC at $10.00 per share for Hunt acquisition	50,543,602
Outstanding at December 31, 2011	386,078,649

CONSOLIDATED FINANCIAL STATEMENTS

14.	Capital Structure

Harvest considers its capital structure to be its credit facility, senior notes, convertible debentures and shareholder’s equity.

	December 31, 2011	December 31, 2010	January 1, 2010
Bank loan(1)	$358,885	$14,000	$428,017
6 7/8% senior notes(1)(2)	508,500	497,300	-
7 7/8% senior notes(1) (2)	-	-	262,750
Principal amount of convertible(1) debentures	733,973	733,973	914,166
	1,601,358	1,245,273	1,604,933
Shareholder’s equity	3,453,644	3,016,855	2,219,513
	$5,055,002	$4,262,128	$3,824,446

(1)	Excludes deferred financing costs.
(2)	Face value converted at the period end exchange rate.

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the following financial ratios: bank loan to twelve month trailing EBITDA and total debt to total debt plus shareholder’s equity. These ratios are also included in the externally imposed capital requirements per the Company’s credit facility, senior notes and convertible debentures; Harvest was in compliance with all debt covenants at December 31, 2011.

15.	Revenue and Other Income

	Year Ended December 31
	2011	2010
Crude oil and natural gas sales, net of royalty	$1,100,838	$852,247
Refinery products sales	3,239,455	3,105,957
Effective portion of realized crude oil hedges	(9,424)	-
	$4,330,869	$3,958,204

16.	Operating and General and Administrative (“G&A”) Expenses

	Year Ended December 31
	2011			2010
Operating expenses	Upstream	Downstream	Total	Upstream	Downstream	Total
Power and purchased energy	$83,092	$117,275	$200,367	$59,106	$106,126	$165,232
Well servicing	61,592	-	61,592	50,427	-	50,427
Repairs and maintenance	60,038	20,407	80,445	43,720	22,341	66,061
Lease rentals and property taxes	34,728	-	34,728	30,637	-	30,637
Salaries and benefits	28,137	58,907	87,044	22,641	60,959	83,600
Professional and consultation fees	19,378	4,519	23,897	15,966	3,784	19,750
Chemicals	15,360	-	15,360	12,981	-	12,981
Processing fees	22,643	-	22,643	13,538	-	13,538
Trucking	13,261	-	13,261	9,645	-	9,645
Other	12,227	24,567	36,794	6,932	22,430	29,362
	$350,456	$225,675	$576,131	$265,593	$215,640	$481,233

CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31
General and administrative expenses	2011	2010
Salaries and benefits	$59,543	$44,545
Professional and consultation fees	7,864	8,387
Other	18,512	9,334
G&A capitalized and recovery	(23,351)	(15,199)
	$62,568	$47,067

17.	Finance Costs

	Year Ended December 31
	2011	2010
Interest and other finance charges	$94,216	$78,520
Accretion of decommissioning liabilities	23,551	22,685
Less: capitalized interest	(8,640)	(397)
	$109,127	$100,808

18.	Foreign Exchange

	Year Ended December 31
	2011	2010
Realized (gains) losses on foreign exchange	$(6,541)	$(1,524)
Unrealized (gains) losses on foreign exchange	2,555	(1,875)
	$(3,986)	$(3,399)

19.	Supplemental Cash Flow Information

	Year Ended December 31
	2011	2010
Source (use) of cash:
Accounts receivable and other	$1,679	$(35,269)
Prepaid expenses (including long-term deposit)	42,223	(70,123)
Inventories	14,565	11,302
Accounts payable	103,661	155,109
Net changes in non-cash working capital	162,128	61,019
Changes relating to operating activities	51,061	32,299
Changes relating to financing activities	-	1,952
Changes relating to investing activities	108,747	22,503
Add: Non-cash changes	2,320	4,265
	$162,128	$61,019

20.	Income Taxes

	Year Ended December 31
	2011	2010
Current income tax expense (recovery)	$53	$(212)
Deferred income tax (“DIT”) recovery	(29,880)	(65,097)
	$(29,827)	$(65,309)

CONSOLIDATED FINANCIAL STATEMENTS

The income tax recovery varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported losses before taxes as follows:

	Year Ended December 31
	2011	2010
Loss before income tax	$(134,484)	$(146,472)
Combined Canadian federal and provincial statutory income tax rate	28.08%	28.25%
Computed income tax recovery at statutory rates	(37,763)	(41,378)

Increased expense (recovery) resulting from the following:
Difference between current and expected tax rates	13,894	(12,862)
Foreign exchange impact not recognized in income	7,848	(10,931)
Amended returns and pool balances	4,946	-
Change in valuation allowance	(12,692)	-
Non-deductible expenses	(3,499)	(2,409)
Other	(2,561)	(212)
Non-taxable portion of capital loss	-	2,483
Income tax recovery	$(29,827)	$(65,309)

The change in the applicable tax rate for the year ended December 31, 2011 from the previous year is due to a reduction in the federal component of the tax rate.

Movements in the DIT asset (liability) are as follows:

					Total
					deferred
		Decommissioning	Non-capital		asset
	PP&E	liabilities	tax losses	Other	(Liability)
At January 1, 2010	$(574,644)	$144,867	$289,647	$(1,975)	$(142,105)
Recognized in profit or loss	23,205	23,615	13,469	4,808	65,097
Acquired in business combination	(5,032)	-	-	-	(5,032)
Recognized in other comprehensive loss	-	-	-	2,530	2,530
At December 31, 2010	$(556,471)	$168,482	$303,116	$5,363	$(79,510	)(1)
Recognized in profit or loss	(48,823)	3,898	71,921	2,884	29,880
Recognized in other comprehensive loss	-	-	-	(5,277)	(5,277)
At December 31, 2011	$(605,294)	$172,380	$375,037	$2,970	$(54,907)

(1)	The net DIT liability at December 31, 2010 consists of a $1.6 million DIT asset and an $81.1 million DIT liability.

DIT assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax losses can be utilized. As at December 31, 2011, Harvest had approximately $1.6 billion of carry-forward tax losses that would be available to offset against future taxable profit. A DIT asset has been recognized in respect of all of these losses, and is included in the net DIT liability of $54.9 million. The DIT asset related to the carry-forward losses has been recorded despite the fact that the Company has incurred losses before income tax in 2010 and 2011. The Company has tax planning opportunities available that could support full recognition of these losses as a DIT asset.

CONSOLIDATED FINANCIAL STATEMENTS

21.	Post-Employment Benefits

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and the following key assumptions.

	December 31, 2011		December 31, 2010		January 1, 2010
		Other		Other		Other
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Discount rate	5.0%	5.0%	5.25%	5.25%	5.5%	5.5%
Expected long-term rate of return on plan assets	7.0%	-	7.0%	-	7.0%	-
Rate of compensation increase	3.5%	-	3.5%	-	3.5%	-
Employee contribution of pensionable income	6.0%	-	6.0%	-	6.0%	-
Annual rate of increase in covered health care benefits	-	8%	-	8%	-	9%

The defined benefit pension plan asset mix is as follows:
	December 31, 2011	December 31, 2010	January 1, 2010
Bonds/fixed income securities	30%	32%	31%
Equity securities	70%	68%	69%

Total cash payments for employee future benefits, consisting of cash contributed by Harvest to the pension plans and other benefit plans was $3.6 million for the year ended December 31, 2011 (2010 - $3.9 million); the expected contribution for the pension plans and other benefit plans in 2012 is $5.3 million.

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

The defined benefit plans were subject to an actuarial valuation on December 31, 2011, and the next valuation report is due December 31, 2012.

	December 31, 2011			December 31, 2010
		Other			Other
	Pension	Benefit		Pension	Benefit
	Plans	Plans	Total	Plans	Plans	Total
Employee benefit obligation, beginning of period	$63,791	$7,901	$71,692	$56,476	$7,047	$63,523
Current service costs	2,466	285	2,751	2,189	291	2,480
Interest costs	3,507	423	3,930	3,258	397	3,655
Employee contributions	1,606	202	1,808	1,526	170	1,696
Actuarial gain (loss)	1,572	(137)	1,435	2,250	423	2,673
Benefits paid	(2,123)	(481)	(2,604)	(1,908)	(427)	(2,335)
Employee benefit obligation, end of period	$70,819	$8,193	$79,012	$63,791	$7,901	$71,692

CONSOLIDATED FINANCIAL STATEMENTS

Fair value of plan assets, beginning of period	$51,327	$-	$51,327	$46,070	$-	$46,070
Expected return on plan assets	3,623	-	3,623	3,277	-	3,277
Actuarial loss	(4,678)		(4,678)	(1,243)	-	(1,243)
Employer contributions	3,299	279	3,578	3,605	257	3,862
Employee contributions	1,606	202	1,808	1,526	170	1,696
Benefits paid	(2,123)	(481)	(2,604)	(1,908)	(427)	(2,335)
Fair value of plan assets, end of period	$53,054	$-	$53,054	$51,327	$-	$51,327
Funded status – deficit	$(17,765)	$(8,193)	$(25,958)	$(12,464)	$(7,901)	$(20,365)
Experience adjustments arising on plan assets	(8.8)%	-		(2.4)%	-
Experience adjustments arising on plan liabilities	(2.2)%	1.7%		(3.5)%	(5.4)%

The table below shows the components of the net benefit plan expense:

	Year Ended December 31
		2011			2010
		Other
	Pension	Benefit		Pension	Other Benefit
	Plans	Plans	Total	Plans	Plans	Total

Current service cost	$2,466	$285	$2,751	$2,189	$291	$2,480
Interest costs	3,507	423	3,930	3,258	397	3,655
Expected return on assets	(3,623)	-	(3,623)	(3,277)	-	(3,277)
Net benefit plan expense	$2,350	$708	$3,058	$2,170	$688	$2,858

The actual loss on plan assets for the year ended December 31, 2011 was $1.1 million (December 31, 2010 - a return of $2.0 million).

For the year ended December 31, 2011 the net benefit plan expense of $3.1 million (2010 - $2.9 million) has been included in operating expenses in the statement of comprehensive loss. An actuarial loss of $4.9 million, net of tax of $1.2 million (2010 - $3.2 million, net of tax of $0.7 million) has been included in other comprehensive income. The cumulative amount of actuarial loss included in accumulated other comprehensive loss as at December 31, 2011 is $8.1 million, net of tax of $1.9 million.

Under the pension regulations, North Atlantic is required to fund its defined benefit pension plan obligation within 5 to 15 years. The funding requirements are included in note 25.

A 1 % change in the expected health care cost trend rate would have an immaterial annual impact on post-retirement benefit expense and projected benefit obligation as at December 31, 2011.

CONSOLIDATED FINANCIAL STATEMENTS

22.	Accumulated Other Comprehensive Income (Loss)

		Gains (Losses)
	Foreign	on Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net of	Loss, Net
	Adjustment	Tax	of Tax	Total
Balance at January 1, 2010	$-	$-	$-	$-
Losses on derivatives designated as cash flow hedges	-	(5,020)	-	(5,020)
Actuarial loss	-	-	(3,217)	(3,217)
Losses on foreign currency translation	(45,920)	-	-	(45,920)
Balance at December 31, 2010	(45,920)	(5,020)	(3,217)	(54,157)
Reclassification to net income of losses on cash flow hedges	-	(7,050)	-	7,050
Gains on derivatives as designated cash flow hedges	-	26,471	-	12,371
Actuarial loss	-	-	(4,891)	(4,891)
Gains on foreign currency translation	21,480	-	-	21,480
Balance at December 31, 2011	$(24,440)	$14,401	$(8,108)	$(18,147)

The effective portion of the unrealized gain of $26.5 million net of tax of $8.9 million (2010 - $5.0 million loss net of tax recovery of $1.8 million) was included in other comprehensive loss for the year ended December 31, 2011. The amount removed from accumulated other comprehensive loss and included in petroleum, natural gas, and refined product sales was a loss of $7.1 million, net of tax recovery of $2.4 million for the year ended December 31, 2011 (2010 - $nil).

The Company expects that $14.4 million of gains reported in accumulated other comprehensive loss will be released to net income within the next 12 months.

23.	Financial Instruments

(a) Fair Values

Financial instruments of Harvest consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank loan, risk management contracts, convertible debentures and senior notes.

CONSOLIDATED FINANCIAL STATEMENTS

The carrying value and fair value of these financial instruments are disclosed below by financial instrument category:

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying		Carrying		Carrying
	Value	Fair Value	Value	Fair Value	Value	Fair Value
Financial Assets
Loans and Receivables
Accounts receivable	$212,252	$212,252	$213,931	$213,931	$178,662	$178,662
Held for Trading
Cash and cash equivalents	6,607	6,607	18,906	18,906	-	-
Risk management contracts	20,162	20,162	1,007	1,007	-	-
Total Financial Assets	$239,021	$239,021	$233,844	$233,844	$178,662	$178,662
Financial Liabilities
Held for Trading
Risk management contracts	$-	$-	$7,553	$7,553	$2,052	$2,052
Measured at Amortized Cost
Accounts payable and accrued liabilities	464,148	464,148	360,487	360,487	205,378	205,378
Bank loan	355,575	358,885	11,379	14,000	428,017	428,017
6 7/8% senior notes	495,674	523,119	482,389	507,246	-	-
7 7/8% senior notes	-	-	-	-	265,377	265,377
Convertible debentures	742,067	752,345	745,257	758,108	931,067	931,067
Total Financial Liabilities	$2,057,464	$2,098,497	$1,607,065	$1,647,394	$1,831,891	$1,831,891

Harvest enters into risk management contracts with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange contracts and financial commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

The fair values of the risk management contracts are net of a credit valuation adjustment attributable to derivative counterparty default risk or the Company’s own default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in the hedging relationship and other financial instruments recognized at fair value.

The fair values of the convertible debentures and the senior notes are based on quoted market prices as at December 31, 2011. The fair value of the bank loan approximates the carrying value (excluding deferred financing charges) as the bank loan bears floating market rates. The carrying value of the bank loan includes $3.3 million of deferred financing charges at December 31, 2011 (2010 - $2.6 million). Due to the short term maturities of accounts receivable and accounts payable and accrued liabilities, their carrying values approximate their fair values.

Harvest’s financial assets and liabilities recorded at fair value have been classified according to the following hierarchy based on the significance of observable inputs used to value the instrument:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

CONSOLIDATED FINANCIAL STATEMENTS

Harvest’s cash and cash equivalents and risk management contracts have been assessed on the fair value hierarchy described above. Cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. During the year ended December 31, 2011, there were no transfers among Levels 1, 2 and 3.

(b) Risk Management Contracts

Harvest uses electricity price swap contracts to manage some of its price risk exposure. These swap contracts are not designated as hedges and are entered into for periods consistent with forecast electricity purchases.

The Company enters into crude oil and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales. Harvest designates all of its crude oil derivative contracts and certain foreign exchange contracts as cash flow hedges. The effective portion of the unrealized gains and losses is included in other comprehensive income. The effective portion of the realized gains and losses is removed from accumulated other comprehensive income and included in petroleum, natural gas, and refined product sales (see note 22). The ineffective portion of the unrealized and realized gains and losses recognized in the consolidated income statement from these cash flow hedges is shown below for crude oil, together with the realized and unrealized (gains) losses on power and currency risk management contracts:

	Year Ended December 31
			2011			2010
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized (gains) losses	$(7,730)	$1,730	$-	$(6,000)	$1,808	$-	$-	$1,808
Unrealized (gains) losses	1,008	(1,754)	-	(746)	(3,060)	702	-	(2,358)
	$(6,722)	$(24)	$-	$(6,746)	$(1,252)	$702	$-	$(550)

The following is a summary of Harvest’s risk management contracts outstanding at December 31, 2011:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
4,200 bbls/day	Crude oil price swap	2012	US $111.37/bbl	$19,718
US $468/day	Foreign exchange swap	2012	$1.0236 Cdn/US	444
				$20,162

(c) Risk Exposure

Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable, counterparty risk from price risk management contracts and to liquidity risk relating to the Company’s debt.

(i.) Credit Risk

Upstream Accounts Receivable

Accounts receivable in Harvest’s Upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings; however, if external ratings are not available, Harvest requests a guarantee from the parent company that does have a credit rating. If this is not possible, Harvest performs an internal credit review based on the purchaser’s past financial performance. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

CONSOLIDATED FINANCIAL STATEMENTS

Risk Management Contract Counterparties

Harvest is exposed to credit risk from the counterparties to its risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties limited to lenders in its syndicated credit facilities; Harvest has no history of losses with these counterparties.

Downstream Accounts Receivable

The supply and off take agreement exposes Harvest to the credit risk of Macquarie Energy Canada Ltd. (“Macquarie”) as all feedstock purchases and the majority of product sales are made with Macquarie. This credit risk is mitigated by the amounts owing to Macquarie for feedstock purchases that are offset against amounts receivable from Macquarie for product sales with the balance being net settled. The supply and off take agreement also requires both Harvest and Maquarie’s parent, Macquarie Bank Ltd, to provide reciprocal guarantees of US$75 million to each other in order to mitigate the risk of either counter party being unable to settle a net payable amount. At December 31, 2011, Harvest is in a net payable position with Macquarie and the outstanding balance is included in current trade accounts payable in the liability liquidity table.

Harvest’s maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2011 is the carrying value of accounts receivable. The table below provides an analysis of Harvest’s current and past due but not impaired receivables.

			Overdue AR
	Current		> 30 days,	> 60 days,
	AR	< 30 days	< 60 days	< 90 days	> 90 days
Upstream accounts receivable	$146,164	$1,286	$556	$1,168	$4,000
Downstream accounts receivable	50,660	6,155	1,702	206	355
	$196,824	$7,441	$2,258	$1,374	$4,355	(1)
(1) Net of $3.3 million of allowance for doubtful accounts.

(ii.) Liquidity Risk

Harvest is exposed to liquidity risk due to the Company’s borrowings under its credit facility, convertible debentures and 6 7/8% senior notes. This risk is mitigated by managing the maturity dates on the Company’s obligations, complying with covenants and managing the Company’s cash flow by entering into price risk management contracts. Additionally, when Harvest enters into price risk management contracts it selects counterparties that are also lenders in its syndicated credit facility thereby using the security provided in the credit agreement and eliminating the requirement for margin calls and the pledging of collateral.

In addition to the guarantee provided to Macquarie at December 31, 2011, Harvest has also provided guarantees of $15.8 million for Downstream product purchases.

The following table provides an analysis of Harvest’s financial liability maturities based on the remaining terms of its liabilities as at December 31, 2011 and includes the related interest charges:

		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total
Accounts payable and accrued liabilities	$464,148	$-	$-	$-	$464,148
Bank loan and interest	5,643	11,287	360,756	-	377,686
Convertible debentures and interest	158,554	449,138	243,972	-	851,664
6 7/8% senior notes and interest	34,959	69,919	69,919	534,720	709,517
Guarantees(1)	47,004	-	-	-	47,004
	$710,308	$530,344	$674,647	$534,720	$2,450,019

Amounts are net of the related payables and receivables to and from counterparties.

CONSOLIDATED FINANCIAL STATEMENTS

(iii.) Market Risks and Sensitivity Analysis

Harvest is exposed to three types of market risks: interest rate risk, currency exchange rate risk and commodity price risk.

Harvest has performed sensitivity analysis on the three types of market risks identified, assuming that the volatility of the risks over the next year will be similar to that experienced in the past year. Harvest has determined that a reasonably possible price or rate variance over the next reporting period for a given risk variable can be estimated by calculating two standard deviations for each three month period in the last year for the relevant daily price/rate settings and using an average of the standard deviation as a reasonable estimate of the expected variance. This variance is then applied to the relevant period end rate or price to determine a reasonable percentage increase and decrease in the risk variable which can then be applied to the outstanding risk exposure at period end. Using twelve months of data, Harvest factors in the seasonality of the business and the price volatility therein.

Interest rate risk

Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on the Company’s secured debt to EBITDA. Harvest’s convertible debentures and 6 7/8% senior notes have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

If the interest rate applicable to Harvest’s bank borrowings at December 31, 2011 increased or decreased by 25% with all other variables held constant, after-tax net income for the year would decrease by $0.1 million and increase by $0.9 million respectively as a result of change in interest expense on variable rate borrowing.

Currency exchange rate risk

Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues as well as Canadian dollar revenues that are based on a U.S. dollar commodity price. In addition, Harvest’s 6 7/8% senior notes are denominated in U.S. dollars (U.S.$500 million) and interest on these notes is payable semi-annually in U.S. dollars and accordingly the principal and any interest payable at the balance sheet date are also subject to currency exchange rate risk. Harvest’s Downstream operations operate with a U.S. dollar functional currency which gives rise to currency exchange rate risk on the Company’s Canadian dollar denominated monetary assets and liabilities such as Canadian dollar bank accounts and accounts receivable and payable. Harvest is also exposed to currency exchange rate risk on its net investment in its Downstream operations. Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales receipts.

At December 31, 2011, if the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar, the impact on net income and other comprehensive income due to the translation of monetary financial instruments would be as follows:

		Increase (decrease) in
	Increase (decrease) in	Other Comprehensive
	Net Income	Income

U.S. Dollar Exchange Rate - 10% increase	$(19,870)	$(34,754)
U.S. Dollar Exchange Rate - 10% decrease	$19,870	$34,754

(1) The sensitivity to net income and other comprehensive income is done independently.

Commodity Price Risk

Harvest is exposed to electricity and crude oil price movements as part of its normal business operations. The Company uses price risk management contracts to protect a portion of the Company’s future cash flows and net income against unfavorable movements in commodity prices. These contracts are recorded on the consolidated statement of financial position at their fair value as of the reporting date. Changes from the prior period’s fair value for electricity contracts are reported in net income. The effective portion of the changes from the prior period’s fair value for crude oil contracts are reported in other comprehensive income. These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future price of power and oil. Variances in expected future prices expose Harvest to commodity price risk as changes will result in a gain or loss that Harvest will realize on settlement of these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts.

CONSOLIDATED FINANCIAL STATEMENTS

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at December 31, 2011, the pre-tax impact would be as follows:

		Increase (decrease) in
	Increase (decrease) in	Other Comprehensive
	Net Income	Income
Forward price of crude oil – 10% increase	$(1,020)	$(18,517)
Forward price of crude oil – 10% decrease	$621	$11,390

24.	Segment Information

Harvest operates in Canada and has two reportable operating segments: Upstream and Downstream. Harvest’s Upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its Downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

	Year Ended December 31
	Downstream		Upstream		Total
	2011	2010	2011	2010	2011	2010
Petroleum, natural gas and refined products sales	$3,239,455	$3,105,957	$1,286,866	$1,007,004	$4,526,321	$4,112,961
Royalty	-	-	(195,452)	(154,757)	(195,452)	(154,757)
Revenues	3,239,455	3,105,957	1,091,414	852,247	4,330,869	3,958,204

Expenses
Purchased products for resale and processing	3,055,236	2,893,805	-	-	3,055,236	2,893,805
Operating	225,675	215,640	350,456	265,593	576,131	481,233
Transportation and marketing	6,293	6,366	29,626	9,394	35,919	15,760
General and administrative	1,764	1,764	60,804	45,303	62,568	47,067
Exploration and evaluation	-	-	18,289	3,300	18,289	3,300
Depletion, depreciation and amortization	91,006	83,091	535,692	470,641	626,698	553,732
Gains on disposition of PP&E	-	-	(7,883)	(741)	(7,883)	(741)
Risk management contracts gains	-	-	(6,746)	(550)	(6,746)	(550)
Impairment on PP&E	-	-	-	13,661	-	13,661
	(140,519)	(94,709)	111,176	45,646	(29,343)	(49,063)

Finance costs					109,127	100,808
Foreign exchange gains					(3,986)	(3,399)
Loss before income tax					(134,484)	(146,472)

Income tax recovery					(29,827)	(65,309)
Net loss					$(104,657)	$(81,163)

CONSOLIDATED FINANCIAL STATEMENTS

Capital Expenditures
Business acquisition	$-	$-	$509,829	$145,144	$509,829	$145,144
Additions to PP&E	284,244	71,234	682,497	356,851	966,741	428,085
Additions to E&E	-	-	50,883	46,997	50,883	46,997
Additions to other long term asset	-	-	7,413	-	7,413	-
Property acquisitions (dispositions), net	-	-	(4,474)	30,513	(4,474)	30,513
Total expenditures	$284,244	$71,234	$1,246,148	$579,505	$1,530,392	$650,739

(1)	Of the total Downstream revenue, two customers represent sales of $1.5 billion and $586 million for the year ended December 31, 2011 (2010 - $2 billion and $145 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.
(2)	There is no intersegment activity.

				Other Long
	Total Assets	PP&E	E&E	Term Assets	Goodwill
December 31, 2011
Downstream	$1,408,112	$1,222,512	$-	$-	$-
Upstream	4,876,258	4,177,875	74,517	7,105	404,943
Total	$6,284,370	$5,400,387	$74,517	$7,105	$404,943
December 31, 2010
Downstream	$1,211,367	$1,003,384	$-	$-	$-
Upstream	4,177,373	3,479,852	59,554	-	404,943
Total	$5,388,740	$4,483,236	$59,554	$-	$404,943
January 1, 2010
Downstream	$1,273,882	$1,113,742	$-	$-	$-
Upstream	3,504,923	2,940,877	36,034		404,943
Total	$4,778,805	$4,054,619	$36,034	$-	$404,943

25.	Commitments and Contingencies

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at December 31, 2011:

Harvest entered into two contracts in relation to the engineering, procurement and construction (“EPC”) of the production and processing facilities required for its BlackGold oil sands project in 2010 for a total contracted cost of $311 million. Harvest provided a cash deposit of $31.1 million in 2010, of which $24.9 million (2010 - $30.6 million) remains at December 31, 2011 to be applied to future payments. The remaining balances of the two contracts are included in the contractual obligation and commitment table below.

The Downstream operations have a supply and offtake agreement (“SOA”) with Macquarie Energy Canada Ltd. (“Macquarie”) for a primary term to October 31, 2012. This agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Macquarie and that Macquarie has the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery. As such, as at December 31, 2011, Downstream had commitments totaling approximately $776 million in respect of future crude oil feedstock purchases from Macquarie.

CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of Harvest’s contractual obligations and commitments as at December 31, 2011:

		Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$106,796	$390,598	$595,464	$508,500	$1,601,358
Debt interest payments(1)	92,360	139,745	79,182	26,220	337,507
Purchase commitments(2)	207,207	48,409	1,143	-	256,759
Operating leases	9,368	15,267	2,187	564	27,386
Transportation agreements(3)	13,936	22,606	9,680	317	46,539
Feedstock and other purchase commitments(4)	776,092	-	-	-	776,092
Employee benefits(5)	4,534	7,828	4,944	3,837	21,143
Decommissioning liabilities(6)	12,782	58,989	33,805	1,343,584	1,449,160
Total	$1,223,075	$683,442	$726,405	$1,883,022	$4,515,944

(1)	Assumes constant foreign exchange rate.
(2)	Relates to drilling commitments, AFE commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(3)	Relates to firm transportation commitments.
(4)	Includes commitments to purchase refinery crude stock and refined products for resale under the SOA with Macquarie.
(5)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(6)	Represents the undiscounted obligation by period.

26.	Related Party Transactions

Harvest’s has a Global Technology and Research Centre (“GTRC”), is used as a training facility for KNOC personnel. For the year ended December 31, 2011, Harvest billed KNOC and certain subsidiaries for a total of $1.6 million (2010 – $0.2 million) primarily related to technical services provided by the GTRC. As at December 31, 2011, $1.1 million (2010 - $0.1 million) remained outstanding from KNOC in accounts receivable. KNOC billed Harvest $0.6 million (2010 – $ nil) for reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest for the year ended December 31, 2011. As at December 31, 2011, $0.6 million (2010 - $nil) remains outstanding in accounts payable.

As at September 30, 2011, North Atlantic had committed to purchase $322.5 million of crude feedstock from KNOC, which Macquarie has taken over under the SOA.

On August 6, 2010, Harvest acquired the BlackGold oil sands project from KNOC for $374.2 million, representing the fair value of the oil and gas assets acquired. The acquisition was paid with the issuance of shares to KNOC. The following amounts were added to Harvest’s statement of financial position at August 6, 2010 as a result of this transaction:

Current assets	$ 500
Property, plant and equipment	374,182
Long-term liabilities	(10)
Decommissioning liabilities	(503)
Shareholder’s capital	$ (374,169)

Directors and Key Management Personnel Remuneration

Key management personnel includes the Company’s officers and other members of the executive management team. Included in the following table is remuneration to 5 (2010 – 9) independent directors and 15 (2010 – 14) key management personnel for the year ended December 31, 2011.

	Year Ended December 31
	2011	2010
Salaries, wages and short-term employee benefits	$4,630	$5,248
Post-employment benefits	49	49
Other long-term benefits	961	989
	$5,640	$6,286

CONSOLIDATED FINANCIAL STATEMENTS

27.	First Time Adoption of IFRS

IFRS 1 “First-time Adoption of International Financial Reporting Standards” establishes the transitional requirements for the preparation of financial statements upon first time adoption of IFRS. IFRS 1 generally requires an entity to comply with IFRS effective at the reporting date and to apply the standards retrospectively to the opening balance sheet, the comparative period and the reporting period. The standard allows certain optional exceptions from full retrospective application and other elections on transition, which the Company has applied as follows:

Business Combinations Exemption

The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2010 transition date (“Transition Date”).

Deemed Cost Election for Oil and Gas Assets

Under Canadian GAAP, the Company accounted for its oil and gas properties in one cost centre using full cost accounting. The Company elected to apply the exemption in IFRS 1 available to full cost oil and gas entities to its Upstream PP&E and measure its oil and gas properties at the Transition Date on the following basis:

E&E assets at the amount determined under Canadian GAAP; and

the remainder allocated to the underlying PP&E assets on a pro rata basis using proved and probable reserve values discounted at 10% at the Transition Date.

Fair Value as Deemed Cost Exemption

The Company elected to use the fair value as deemed cost exemption on its Downstream PP&E at the Transition Date.

Lease Exemption

The Company has elected to carry forward assessments made under Canadian GAAP for arrangements containing leases. The assessment of arrangements containing leases results in the same outcome under IAS 17 and IFRIC 4 “Determining whether an Arrangement contains a Lease”.

Decommissioning Liabilities

Harvest has applied the deemed cost election for oil and gas assets under IFRS 1 and as such decommissioning liabilities at the Transition Date have been measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The Company recognized directly in retained earnings any difference between the remeasured amount and the carrying amount of those liabilities at the Transition Date.

For the Downstream decommissioning liabilities, Harvest applied the exemption from full retrospective application of IAS 37 under IFRS 1. As such, the Company measured the decommissioning liabilities at the Transition Date, and recognized the corresponding charge in retained earnings.

Reconciliations of Canadian GAAP to IFRS

This is the first year that the Company has presented financial statements under IFRS; as such, the following reconciliations between Canadian GAAP and IFRS are included to provide an understanding of the material adjustments to the financial statements. The transition from Canadian GAAP to IFRS had no material effect upon previously reported cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods for shareholder’s equity, net loss, and comprehensive loss.

CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Shareholder’s Equity
	Note	December 31,	January 1,
		2010	2010
Shareholder’s equity under Canadian GAAP		$3,250,943	$2,422,688
Decommissioning liabilities	a	(270,142)	(272,258)
Exploration and evaluation expenses	b
Impairment of exploration and evaluation asset		(2,858)	-
Pre-licensing costs		(442)	-
Impairment of PP&E	c	(13,661)	-
Depletion, depreciation and amortization	d	(47,792)	-
Dispositions	e	335	-
Acquisitions	f
Acquisition costs		(329)	-
BlackGold asset transfer		8,467	-
Gain on acquisition		406	-
Post-employment benefits	g	(2,765)	-
Deferred income taxes	h	94,283	69,083
Cumulative translation adjustments	i	440	-
Shareholder’s equity under IFRS		$3,016,885	$2,219,513

Reconciliation of Net Loss
	Note	Year Ended
		December 31, 2010
Net loss under Canadian GAAP		$(44,561)
Decommissioning liabilities	a	2,556
Exploration and evaluation expenses	b
Unsuccessful exploration and evaluation costs		(2,858)
Pre-licensing costs		(442)
Impairment of PP&E	c	(13,661)
Depletion, depreciation and amortization	d	(47,792)
Dispositions	e	335
Acquisitions	f
Acquisition costs		(329)
Gain on acquisition		406
Post-employment benefits	g	423
Deferred income taxes	h	25,200
Foreign currency translation	i	(440)
Total differences		(36,602)
Net loss under IFRS		$(81,163)

Reconciliation of Other Comprehensive Loss
		Year Ended
	Note	December 31, 2010
Other comprehensive loss under Canadian GAAP		$(51,380)
Post-employment benefits	g	(3,217)
Cumulative translation adjustments	i	440
Total differences		(2,777)
Other comprehensive loss under IFRS		(54,157)
Net loss under IFRS		(81,163)
Comprehensive loss under IFRS		$(135,320)

CONSOLIDATED FINANCIAL STATEMENTS

The following adjustments were made to the consolidated statement of cash flows for the year ended December 31, 2010.

		Cash used in Operating	Cash used in Investing
		Activities	Activities
Exploration and evaluation expenses	b	$(442)	$442
Acquisition cost	f	(329)	329

There was no difference between Canadian GAAP and IFRS related to cash from financing activities.

(a) Decommissioning liabilities

The Company elected to apply the IFRS 1 exemption relating to decommissioning liabilities and re-measured decommissioning liabilities as at January 1, 2010 using the relevant risk-free rate. The exemption resulted in an increase of $272.3 million in decommissioning liabilities and a corresponding increase to deficit. This increase is mainly attributable to the change from the credit-adjusted risk-free rate to the risk-free rate of 4% for the Upstream decommissioning liabilities, resulting in an adjustment of $264.6 million. The recognition standards are different between Canadian GAAP and IFRS, which resulted in the recognition of the Downstream decommissioning liabilities of $7.7 million under IFRS on the Transition Date.

Under IFRS, the discount rate is adjusted each reporting period to reflect the current market risk-free rate. As at December 31, 2010, PP&E and the decommissioning liability were $68.8 million higher under IFRS.

As the opening decommissioning liabilities and the discount rates are different under IFRS, the accretion expense decreased by $2.6 million for the year ended December 31, 2010. There was minimal impact to the accretion due to the reduction of decommissioning liabilities resulting from the dispositions discussed under item (e).

(b) Exploration and evaluation costs

Unsuccessful exploration and evaluation costs

Under IFRS, Harvest capitalizes costs relating to exploration and evaluation activities until a project is determined to be successful or otherwise. If a project is deemed to be successful because it is technically feasible and commercially viable, then the costs are tested for impairment and transferred to property, plant and equipment. If a project is deemed to be unsuccessful, the associated costs are charged to the consolidated statement of income in the period as exploration and evaluation expense. During the year ended December 31, 2010, the Company recognized $2.9 million of exploration and evaluation expenses on certain unsuccessful E&E projects.

Pre-licensing costs

Under IFRS, costs incurred prior to obtaining the legal right to explore for oil and gas must be expensed while under Canadian GAAP these costs were capitalized in PP&E under one full-cost centre. For the year ended December 31, 2010, $0.4 million of pre-licensing costs were charged to the consolidated statement of income as exploration and evaluation expense. The accounting policy difference has resulted in a decrease in cash from operating activities and an increase in cash from investing activities by $0.4 million for the year ended December 31, 2010.

(c) CGU impairment

Under IFRS, impairment testing is performed at a lower level of asset aggregation than under Canadian GAAP. During the fourth quarter of 2010, Harvest recorded a $13.7 million before tax impairment related to certain properties in South Alberta to reflect declining forecasted gas prices which resulted in lower estimated future cash flows. The recoverable amount was based on the assets’ value-in-use, estimated using the net present value of the expected future cash flows.

(d) Depletion, depreciation and amortization

Under IFRS, Harvest aggregates its PP&E into major components for depletion, depreciation and amortization. For the Upstream PP&E, costs accumulated within each component are depleted using the unit-of-production method based on estimated proved developed reserves, whereas under Canadian GAAP, estimated proved reserves were used. The carrying value of PP&E under IFRS differs from that under  Canadian GAAP as a result of changes in the accounting of decommissioning liabilities and dispositions of PP&E as discussed in items (a) and (e). Among these changes, the componentization of PP&E and the useof proved developed reserves for depletion primarily attributed to the recognition of additional $47.8 million of depletion, depreciation and amortization expense for the year ended December 31, 2010.

CONSOLIDATED FINANCIAL STATEMENTS

(e) Dispositions

Under Canadian GAAP, proceeds on the dispositions of PP&E were credited to the full cost pool and no gain or loss was recognized unless the effect of the sale would have changed the DD&A rate by 20% or more. Under IFRS, all gains and losses are recognized on oil and gas property divestitures and calculated as the difference between net proceeds and the carrying value of the net assets disposed. Accordingly, Harvest recognized a gain on PP&E disposal of $1.3 million for the year ended December 31, 2010 under IFRS. During the year ended December 31, 2010, Harvest also recognized a loss of $1.0 million relating to disposition of certain E&E assets.

(f) Acquisition

Acquisition costs

Under IFRS, acquisition costs relating to a business combination are expensed. As such, $0.3 million of acquisition costs were expensed for the year ended December 31, 2010. Under Canadian GAAP, such costs were capitalized as part of PP&E.

BlackGold asset transfer

Under IFRS, the transfer of BlackGold oil sand assets from KNOC in August 2010 is measured at the fair value of the assets and liabilities. Under Canadian GAAP, the assets and liabilities were transferred at the carrying value. The difference in the accounting treatment results in a reversal of an $8.5 million loss that was previously recognized in retained earnings and an increase of $8.5 million in PP&E.

Gain on acquisition

On September 30, 2010, Harvest purchased the remaining 40% of the Redearth Partnership (“Partnership”) as well as additional petroleum and natural gas rights, tangible assets, seismic data and other miscellaneous interests and associated production. Under IFRS, the acquirer is required to re-measure its previously held equity interest in the acquiree (the Partnership) at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss; as such a gain of $0.4 million was recognized in the income statement relating to the 60% previously held interest in the Partnership for the year end December 31, 2010. Canadian GAAP did not require such re-measurement. See note 3 for other information on this asset acquisition.

(g) Post-employment benefits

Under Canadian GAAP, the Company amortized actuarial gains and losses to income over the estimated average remaining service life, with disclosure of the unrecognized amount in the notes to the consolidated financial statements. Under IFRS, actuarial gains and losses are recognized directly in other comprehensive income in the period in which they occur. For the year ended December 31, 2010, actuarial losses amortization of $0.4 million were reclassified to other comprehensive income from the net income. Together with the recognition of the unamortized actuarial losses, other comprehensive income was reduced by $3.2 million (net of deferred tax asset of $0.7 million) under IFRS.

(h) Deferred income taxes (“DIT”)

IFRS requires recognition of the DIT asset or liability that arises on the difference between historical and current exchange rates on the translation of non-monetary assets, whereas Canadian GAAP did not. This difference, however, does not impact the DIT liability balance on transition date as the cumulative translation adjustments balance at transition date is $nil as a result of the KNOC acquisition. For the year ended December 31, 2010, the DIT expense decreased by $10.9 million.

As a result of the increase in the net book value of the decommissioning liabilities, the DIT effect has been adjusted. This resulted in a corresponding increase in retained earnings of $69.1 million on January 1, 2010.

The DIT expense decreased by $14.3 million for the year ended December 31, 2010, resulting from the increase in decommissioning liabilities and PP&E.

CONSOLIDATED FINANCIAL STATEMENTS

(i) Currency translation

Harvest’s Downstream functional currency is U.S. dollars. As a result of the addition of the Downstream decommissioning liabilities in accordance with IAS 37, a currency exchange loss resulted from the revaluation of the liabilities at the end of each reporting period. For the year ended December 31, 2010 the amount of foreign exchange loss recognized was $0.4 million, which increased net loss and decreased other comprehensive loss.

Reclassifications

E&E and PP&E

Under Canadian GAAP, the Company had accounted for E&E and PP&E amounts under the full-cost method where these costs were included in PP&E. IFRS requires E&E costs to be segregated from PP&E.

As a result of the application of IFRS, the Company has separately classified E&E expenditures of $36.0 million from PP&E at the Transition Date. At December 31, 2010, $47.0 million, were reclassified. Note 6 discloses a reconciliation of E&E assets from the Transition Date to December 31, 2011.

Accretion of decommissioning liabilities

Accretion expense under Canadian GAAP has been reclassified from depreciation, depletion, amortization and accretion expense to finance costs under IFRS. The amount that was reclassified was $25.2 million for the year ended December 31, 2010.

Downstream loyalty program

Under Canadian GAAP, the Company had accounted for loyalty program costs by recording an expense. Under IFRS, the fair value of the consideration received or receivable in respect of the initial sale should be allocated between the award credits. As such, the Company has allocated the fair value of the consideration received from the sales to the award credits. This resulted in reclassifying $1.3 million of petroleum, natural gas, and refined product sales to Downstream operating expenses for the year ended December 31, 2010.